UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

National CineMedia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

635309107

(CUSIP Number)

Michael D. Cavalier

Executive Vice President, General Counsel and Secretary

Cinemark Holdings, Inc.

3900 Dallas Parkway, Suite 500

Plano, Texas 75093

(972) 665-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 18, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 635309107

1	Names of Reporting Persons Cinemark Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group (see Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (see Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 39,518,644 shares(1)
	8	Shared Voting Power -0- shares
	9	Sole Dispositive Power 39,518,644 shares(1)
	10	Shared Dispositive Power -0- shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 39,518,644 shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions) ☐
13	Percent of Class Represented by Amount in Row 33.34%(2)
14	Type of Reporting Person (See Instructions) HC

(1)	Consists of 23, 998,505 NCM Units held by Cinemark Media, Inc. and 15,520,139 NCM Units held by Cinemark USA, Inc., as more fully explained in Item 5 of this Amendment No. 8. The NCM Units are redeemable on a one-for-one basis for Common Stock of the Issuer or cash payment equal to the market price of one share of Common Stock.

(2)	Calculated based on 79,003,606 shares of Common Stock outstanding as of May 23, 2018, as reported in the Issuer’s definitive proxy statement on Schedule 14A, dated June 11, 2018.

EXPLANATORY NOTE

This Amendment No. 8 (“Amendment No. 8”) amends the Schedule 13D first filed on March 28, 2011, and as amended subsequently (the “Schedule 13D”), by Cinemark Holdings, Inc. (the “Reporting Person”) with respect to the common stock, par value $0.01 per share of the Issuer (the “Common Stock”). This Amendment No. 8 reflects changes to Items 3, 4 and 5 of the Schedule 13D due to the expected acquisition by Cinemark USA, Inc., a wholly-owned subsidiary of the Reporting Person, of NCM Units pursuant to the Unit Purchase Agreement described in Item 3, thereby increasing the Reporting Person’s investment in the Issuer. Capitalized terms used but not otherwise defined herein shall have their respective meanings under the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On June 18, 2018, the Reporting Person, through its wholly-owned subsidiary, Cinemark USA, Inc. entered into that certain Unit Purchase Agreement with American Multi-Cinema, Inc. and AMC Starplex, LLC (collectively, “AMC”), pursuant to which Cinemark USA, Inc. will acquire, upon satisfaction of all customary closing conditions, 10,738,740 NCM Units held by AMC. The aggregate purchase price is approximately $78.40 million, subject to customary adjustments.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Person is acquiring the NCM Units referred to in Item 3 of this Amendment No. 8 for investment purposes. Apart from continuing to give effect to the Common Unit Adjustment Agreement, there are no plans or proposals that would related to result in any of the events enumerated in Items 4(a)-(j).

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a) Including the expected acquisition of the NCM Units referred to in this Amendment No. 8, the Reporting Person, through its wholly-owned subsidiary, Cinemark USA, Inc. and its wholly-owned subsidiary Cinemark Media, Inc., currently may be deemed to beneficially own 39,518,644 shares of Common Stock. The NCM Units are redeemable on a one-for-one basis for Common Stock of the Issuer or cash payment equal to the market price of one share of Common Stock. The Reporting Person’s beneficial ownership of 39,518,644 shares of Common Stock equals approximately 33.34% of the Issuer’s issued and outstanding shares of Common Stock on an as-converted basis as of the filing date (calculated based on 79,003,606 shares of Common Stock outstanding as of May 23, 2018, as reported in the Issuer’s definitive proxy statement on Schedule 14A, dated June 11, 2018).

Neither the filing of this Amendment No. 8 nor any of its contents shall be deemed to constitute an admission that any executive officer or director of the Reporting Person or any of its subsidiaries listed on Schedule A hereto, is the beneficial owner of the Common Stock subject of this Amendment No. 8 for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Schedule A

Directors and Executive Officers

The name, principal occupation and business address of each director and executive officer of the Reporting Person are set forth below. All of the persons listed below are citizens of the United States of America, unless otherwise indicated.

Name	Business Address	Present Principal Occupation and Position(s) with Reporting Person
Lee Roy Mitchell	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Executive Chairman of the Board

Darcy M. Antonellis	15301 Ventura Blvd., Suite 3000 Sherman Oaks, CA 91403	CEO of Vubiquity, Inc. Director of Reporting Person

Benjamin D. Chereskin	401 N. Michigan Ave., Suite 530 Chicago, IL 60611	President of Profile Management LLC Director of Reporting Person

Nancy S. Loewe	Infinity Players 8117 Preston Rd., Suite 300 Dallas, Texas 75225	Founder of Infinity Players Director of Reporting Person

Steven P. Rosenberg	1480 Justin Rd. Rockwall, TX 75087	President of SPR Ventures Inc. Director of Reporting Person

Enrique F. Senior	711 Fifth Avenue New York, NY 10022	Managing Director of Allen & Company LLC Director of Reporting Person

Carlos M. Sepulveda	12700 Park Central Drive Dallas, TX 75251	Chairman of the Board, Triumph Bancorp, Inc. Director of Reporting Person

Raymond W. Syufy	150 Pelican Way San Rafael, CA 94901	CEO of Syufy Enterprises Director of Reporting Person

Nina Vaca	5501 Lyndon B. Johnson Freeway, Suite 600, Dallas, TX 75240	Chairman & CEO Pinnacle Group; Director of Reporting Person

Mark Zoradi	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Director of Reporting Person; CEO of Reporting Person

Sean Gamble	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Chief Financial Officer; Chief Operating Officer of Reporting Person

Valmir Fernandes	3900 Dallas Parkway, Suite 500 Plano, TX 75093	President—Cinemark International, L.L.C • Citizen of Brazil

Michael Cavalier	3900 Dallas Parkway, Suite 500 Plano, TX 75093	Executive Vice President—General Counsel; Secretary of Reporting Person

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2018	CINEMARK HOLDINGS, INC

	By:	/s/ Michael D. Cavalier
	Name:	Michael D. Cavalier
	Title:	Executive Vice President—General Counsel and Secretary